

March 2, 2018

<u>Via E-mail</u>
David Alan Miller, Esq.
Graubard Miller
The Chrysler Building
New York, New York 10174

      Re: PAVmed, Inc.
              Schedule TO-I
              Filed February 20, 2018, as amended February 21, 2018
              File No. 005-89489

Dear Mr. Miller:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

1.   Please advise us in your response letter why this offer or the prior offer conducted in January and February of 2018 is or was not a first step in a going-private transaction subject to Exchange Act Rule 13e-3. Include in your response a detailed discussion of any exception to Rule 13e-3 you believe applicable and the justification for such position. Also address the disclosure indicating that the Series W Warrants trade on Nasdaq and that there can be no guarantee that the Series Z Warrants will be approved for listing.

Withdrawal Rights, page 11

2.   Refer to the second sentence of the first paragraph of this section. The phrase "[i]f the Company extends the period of time during which the Offer is open for any reason, then… in a manner compliant with Rule 14e-1I [sic] of the Exchange Act, the Company

may retain all Series W Warrants tendered and tenders of such Series W Warrants may not be rescinded, except as provided in this Section 3…" appears inconsistent with Exchange Act Rule 13e-4(f)(2)(i). Please revise to make clear that holders may withdraw tendered warrants at any time during the period that the tender offer remains open, including during any extensions.

Summary Financial Information, page 23

3.   Please revise to disclose the ratio of earnings to fixed charges. See Item 1010(c)(4) of Regulation M-A. Please also explain the basis for the exclusion of the information required by Item 1010(c)(6).

Conditions; Termination; Waivers; Extensions; Amendments, page 23

4.   Refer to the last paragraph on page 24. The first sentence indicates that "[w]e may terminate the Offer if any of the conditions of the Offer are not satisfied prior to the Expiration Date." Please clarify in your response letter that such disclosure is not intended to suggest that the Company may terminate the Offer prior to the Expiration Date under any circumstances.

*   *   *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions